AWA GROUP LP

116 South Franklin Street

Rocky Mount, NC 27804

March 2, 2017

VIA EDGAR

Katelyn Donovan Division of Corporate Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	AWA Group LP (the “Partnership”) Post-Qualification Amendment to Form 1-A (File No. 024-10460)

Dear Ms. Livingston:

The Partnership requests that the Securities and Exchange Commission (the “Commission”), pursuant to Rule 252(d) of the Securities Act of 1933, as amended, qualifies the above-referenced document effective as of 4:00 p.m., Eastern Daylight Time, on March 6, 2017, or as soon thereafter as possible.

If you have any questions or comments regarding the foregoing, please contact Brad Pederson, legal counsel to the Partnership, by telephone at 612-672-8341, or by email at Brad.Pederson@maslon.com. The Partnership authorizes Mr. Pederson to orally modify or withdraw this request for qualification.

Sincerely,

AWA GROUP LP

By:	AWA Management, LLC
Its:	General Partner

/s/ L. Edward Baker
L. Edward Baker
Chief Executive Officer

cc:	Brad Pederson
Bill Mower